RECEIVED

2008 JUL 11 A 3:20

OFFICE OF INTERNAT... CORPORATE FIN...

7 July 2008

[redacted]

08003754

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made announcements in relation to the appointment of new Group President and CEO.

Attached copies of the above announcements for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
JUL 15 2008
THOMSON REUTERS

Encs

/cl

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL Announces New Gp President & CEO) - 7Jul08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	07-Jul-2008 18:33:58
Announcement No.	00142

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL Announces New Group President and CEO
Description	Please see attached Press Release on the above.
Attachments	NOL_Announces_New_Group_President_and_CEO.pdf Attachment_to_the_Press_Release.pdf Total size = **40K** (2048K size limit recommended)

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NOL

FOR IMMEDIATE RELEASE

NOL ANNOUNCES NEW GROUP PRESIDENT AND CEO

Ronald Widdows to succeed Thomas Held with immediate effect

Singapore, 7 July 2008: Neptune Orient Lines Limited ("NOL") announced today that, by mutual agreement with the Board of Directors, Dr Thomas Held has stepped down from the position of Group President and Chief Executive Officer ("CEO") of the company and that Mr Ronald Widdows has been appointed as the new Group President and CEO. Dr Held has also resigned from, and Mr Widdows has been appointed a member of, the NOL Board of Directors. The changes have immediate effect.

Mr Widdows is currently the CEO of NOL's container shipping business APL, and has held this position since 2003.

Dr Held has been CEO of NOL since November 2006 and brought to the Group extensive experience of global logistics. During his time at the helm of NOL, the company's strategic direction was thoroughly reviewed and this has affirmed the clear intent to build a future position as a top global player in container shipping. The Group is pursuing a strategy of accelerated profitable growth in its core Container Shipping business. At the same time, it intends to continue investing to grow its capabilities in Logistics and its Terminals portfolio.

NOL Chairman Mr Cheng Wai Keung said: "The Board of Directors feels that this is the right time for a change in the stewardship of the NOL Group, as it positions to grow in container shipping amidst the challenges of a cyclical industry sector, a slowing world economy and a tougher cost environment. Ron Widdows is the right person to lead the company forward at this time."

"On behalf of NOL's Board of Directors and employees, I wish to express our gratitude to Thomas Held for his contributions towards the success of our Group and wish him all the best in his future endeavours. He leaves the company in excellent shape," said Mr Cheng.

Dr Held said: "I am proud to have led NOL, and of its achievements over the past two years. I wish Ron Widdows and the NOL team continuing success into the future."

Mr Widdows (55) has been with the APL organisation for 28 years, and has over 37 years' experience in the shipping industry. An American national, Mr Widdows has held a range of senior executive roles across Asia, the United States and Canada, with a particular focus on operations.

"As a member of NOL's senior management team, Ron Widdows was the key architect of the successful APL business model, with its strong focus on yield, high asset utilisation and cost management, and has played a significant role in the success of our company over the past six years. In his new role, he will provide continuity as well as a great depth of industry knowledge. The Board is confident that, under his leadership, the NOL Group will continue to build upon its track record of consistent performance and value creation for shareholders and customers," said Mr Cheng.

Mr Widdows said: "I am deeply honoured to have the opportunity to lead a company which is generally recognised as a global industry leader. Above all, it is the dedication and capability of our people which will enable us to continue to perform at the top of the industry."

Media Enquiries:

Mr David Goodwin
Telephone: (65) 6371 5022
david_goodwin@nol.com.sg

Investor Enquiries:

Mr Calvin Leong
Telephone: (65) 6371 5562
calvin_leong@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

ADDITIONAL INFORMATION – RONALD DEAN WIDDOWS

Ronald Dean Widdows has been a key member of NOL's senior management team since the merger with APL in 1997. He was appointed Chief Executive Officer of the APL Liner business in January 2003, with responsibility for its commercial and global operations. NOL has achieved record financial performance during Mr Widdows' tenure as CEO of APL.

Mr Widdows has been based in Singapore since 1999, and has worked extensively in Asia throughout his career. He has held senior executive roles in Asia, the United States and Canada, with a particular focus on operations.

In his previous role of Executive Vice President, Global Operations and Network, he was responsible for the day-to-day operations of APL, including the line-haul and feeder fleets, global equipment management, procurement, terminals and alliance relationships. Earlier, he held the positions of APL Senior Vice President, Liner Operations and Senior Vice President responsible for APL Americas Operations and Logistics, which included management of US West Coast terminal operator company, Eagle Marine Services, and Stacktrain Services.

Mr Widdows' 37-year career has tracked the development of the container shipping industry, from its initial focus on pure port-to-port services to today's end-to-end supply chain management. He has played a key role in implementing some of the most innovative developments in the container shipping industry.

Since joining APL in 1980, Mr Widdows has been intimately involved in operationalising groundbreaking innovations that have helped the industry – and the global economy – to grow and prosper. These include the pioneering of highly successful new methods for making domestic container moves by rail and the breakthrough concept of operating multiple large 'gateway' terminal facilities on the US West Coast – a key step in the advance of multimodalism. He has also been a key figure in the evolution and development of carrier alliances which have created worldwide service networks.

In this decade, Mr Widdows has been a leading advocate on shipping industry public policy issues. In 2006, his efforts were recognised in the United States by the National Defense Transportation Association, which conferred on him the National Transportation Award.

Mr Widdows is a member of the Board of Directors of both the Maritime Port Authority of Singapore and the World Shipping Council. Since 2006, he has been the Chairman of the Transpacific Stabilization Agreement research and discussion group. He was recently named to the Advisory Board of the US Merchant Marine Academy – Kingspoint. Mr Widdows is also on the Advisory Board of the International Transport Forum, a forum for Transport Ministries from around the world, based in Europe.

Announcement of Cessation as Chief Executive Officer *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	07-Jul-2008 18:24:00
Announcement No.	00129

>> Announcement Details
The details of the announcement start here ...

Name of person *	Dr Thomas Held
Age *	51
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	07-07-2008
Detailed Reason(s) for cessation *	The resignation of Dr Held as director and cessation of his employment as Group President & Chief Executive Officer is a result of mutual and amicable agreement and is unconnected to any material matters concerning the Company or its subsidiaries, as the Board of Directors feels that this is a right time for a change in the stewardship of the NOL Group. See accompanying press release dated 7 July 2008.
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	01-11-2006
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Group President & Chief Executive Officer
Role and responsibilities *	Overall supervision of the activities of the NOL Group.

Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking into account this cessation) *	3 Directors (1. Christopher Lau Loke Sam 2. Cheng Wai Keung (except in relation to transactions involving the Temasek Group) 3. Bobby Chin Yoke Choong)
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	Ang Kong Hua and Yasumasa Mizushima retired from office as Director at the 39th Annual General Meeting of the Company held on 16 April 2008

Shareholding * in the listed issuer and its subsidiaries *	13,000 ordinary shares in the capital of the Company.

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Member of the Board, STINNES AG, Berlin, Germany Chairman of the Board of the following subsidiaries of SCHENKER AG: - Schenker AB, Gothenburg - Schenker S.A., Paris - Oy Schenker East, Helsinki - Schenker Deutschland AG, Frankfurt - Schenker & Co AG, Vienna - Schenker Inc., New York (as Board Member) APL Logistics Australia APL (Bermuda) Ltd. Automar (Bermuda) Ltd. APL Co. Pte Ltd (Hong Kong Branch Office) APL Logistics Ltd, Japan Branch APL Co. Pte Ltd APL Logistics Ltd Neptune Orient Lines Limited NOL Fellowship Governing Board (NUS) Class NK Singapore Committee APL Limited Box Club NOL Beyond Boundaries Trust Fund (In Liquidation)
Present *	UK P&I Club

Footnotes	The current AC members are: 1. Christopher Lau Loke Sam 2. Robert Holland, Jr. 3. Peter Wagner 4. Bobby Chin Yoke Choong

Attachments	Total size = **0** (2048K size limit recommended)

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Announcement of Appointment of Chief Executive Officer *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	07-Jul-2008 18:26:17
Announcement No.	00131

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	07-07-2008
Name of person *	Ronald Dean Widdows
Age *	55
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Mr Widdows is currently the CEO of NOL's container shipping business APL, and has held this position since 2003. He has been with the APL organisation for 28 years, and has over 37 years' experience in the shipping industry. The Board of Directors feels that this is a right time for a change in the stewardship of the NOL Group as it positions to grow in container shipping. See accompanying press release dated 7 July 2008.
Whether appointment is executive, and if so, the area of responsibility *	Executive
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Group President & Chief Executive Officer
Working experience and occupation (s) during the past 10 years *	1998 to 1999 : Executive VP, Operations Network, APL Oakland (California) 1999 to 2002 : SVP, Operations Network, APL Singapore 2003 to present : CEO Liner, APL/NOL

Shareholding * in the listed issuer and its subsidiaries *	441,000 ordinary shares in the capital of the Company

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

Conflict of interest (including any competing business) *	Nil

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Eagle Marine Terminal Holdings Pte Ltd

	Maritime & Port Authority of Singapore American President Lines, Ltd American President Lines Ltd, Japan Branch APL Limited APL Marine Services, Ltd APL Maritime, Ltd World Shipping Council Transpacific Stabilization Agreement Westbound Stabilization Agreement
Present	Same as above

>> Information required pursuant to Listing Rule 704(7)(h)
Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No

(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	Company will arrange relevant training after appointment.

Footnotes	

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